

July 13, 2010

Theodore R. Schroeder
President and CEO
Cadence Pharmaceuticals, Inc.
12481 High Bluff Dr., Suite 200
San Diego, CA 92130

> **Re: Cadence Pharmaceuticals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **File No. 1-33103**

Dear Mr. Schroeder:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

7. Commitments and Contingencies
Supply Agreements
Baxter Healthcare Corporation, page 77

1. Please disclose the following with regards to your supply agreement with Baxter:
   - The amount of development fees paid to Baxter for each of the years presented and since inception to date, an estimate of fees remaining to be paid, and the activities associated with future development payments;
   - The fixed manufacturing fee and the minimum number of units you are obligated to purchase each year from Baxter; and

- The amount you have reimbursed or are required to reimburse Baxter for changes in the active pharmaceutical ingredient, changes in the active pharmaceutical ingredient manufacturing processes or facility improvements.

8. License Agreements and Acquired Development and Commercialization Rights, page 78

2. You disclose that you may be required to make future milestones payments of up to $40 million, including a $15 million payment upon the approval of the NDA for Ofirmev. Please disclose the amount of all your milestones and the related regulatory and commercial events that trigger the payment of these milestones. Please also disclose the royalty percentage or range of royalty percentages on the sale of Ofirmev that you are obligated to pay under the agreement with Bristol-Myers Squibb.

Proxy Statement on Schedule 14A, filed April 29, 2010

Annual Incentive Compensation Plan, page 44

3. We note that your disclosure about the achievement of corporate and individual performance objectives only identifies the discontinuation of the omiganan pentahydrochloride development program as affecting the achievement of the performance goals. Please confirm that in your 2010 executive compensation disclosure you will analyze the achievement of each company and individual performance objective for each of the named executive officers, including whether each of the objectives was met or not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez-Abero, Staff Attorney, at (202) 551-3578 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant